Exhibit 99.1

HeadHunter Group PLC Announces Schedule of 2022 Annual General Meeting

MOSCOW, Russia, November 16, 2022 – HeadHunter Group PLC (‘HeadHunter’ or the ‘Company’) (Nasdaq: HHR, MOEX: HHRU) will hold the 2022 Annual General Meeting (the ‘AGM’) on December 8, 2022, at 10.00 a.m. (Moscow time) with the record date of November 18, 2022, at the Company’s headquarters at bldg. 10, Godovikova str. 9, 129085, Moscow, Russia.

The AGM notice, forms of the shareholder's proxy and related materials are available at the Company’s website: https://investor.hh.ru/governance/annual-general-meetings

Contacts:

Investor Inquiries
Telman Shagants
E-mail:  investor@hh.ru

Media Inquiries
Alexander Dzhabarov
E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.